LANDBANK GROUP, INC.
7030 Hayvenhurst Avenue
Van Nuys, CA 91406-3801
(818) 464-1640

February 23, 2007

Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, NEWashington, D.C. 20549

Dear Ms. Garnett:

Pursuant to your letter dated December 15, 2006, I herewith submit the following response to the SEC’s comments:

Landbank Group, Inc, and its management, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above has adequately addressed each and every comment.

Sincerely,

/s /Doug Gravink
Doug Gravink
Chief Executive Officer